UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-16017

Belmond Ltd.

(Exact name of registrant as specified in its charter)

22 Victoria Street

Hamilton HM 12, Bermuda

441-295-2244

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, par value $0.01 per share

Preferred Share Purchase Rights

Preferred Shares, par value $0.01 each*

Warrants*

Debt Securities*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒**
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Shares, par value $0.01 per share:	one (1)
Preferred Share Purchase Rights:	zero (0)
Preferred Shares, par value $0.01 each:	zero (0)
Warrants:	zero (0)
Debt Securities:	zero (0)

*                                         None issued; originally registered on Form S-3 (File No. 333-215029) and subsequently removed and withdrawn from registration pursuant to a post-effective amendment to the foregoing Form S-3, which amendment was effective as of April 17, 2019.

**                                  Only with respect to Class A Common Shares, par value $0.01 per share, and Preferred Share Purchase Rights.

Pursuant to the requirements of the Securities Exchange Act of 1934, Belmond Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 29, 2019	By:	/s/ Richard M. Levine
			Name:	Richard M. Levine
			Title:	Executive Vice President,
Chief Legal Officer and Secretary